United States securities and exchange commission logo





                              October 27, 2021

       Nikesh Arora
       Chief Executive Officer
       Palo Alto Networks, Inc.
       3000 Tannery Way
       Santa Clara, CA 95054

                                                        Re: Palo Alto Networks,
Inc.
                                                            Form 10-K for
Fiscal Year Ended July 31, 2021
                                                            Response dated
October 6, 2021
                                                            File No. 001-35594

       Dear Mr. Arora:

              We have reviewed your October 6, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2021 letter.

       Response dated October 6, 2021

       General

   1. We note your response to prior comment 2. Tell us how you considered providing disclosure regarding
the difficulties involved in assessing the timing and effect of pending climate-related laws or
regulations.
   2. Your response to prior comment 3 references transition risks in your supply chain for your firewall hardware
products, software-based cybersecurity products and consumer product offering. Please
describe the relevant transition risks in your supply chain for each of these product types and
explain how you analyzed the materiality of these risks. Also, please describe the
events you reference in your response "that could be labeled as risks related to climate
change" and any other transition risks related to climate change for which you performed a
materiality assessment.
 Nikesh Arora
Palo Alto Networks, Inc.
October 27, 2021
Page 2
3. Your response to prior comment 4 states that you did not incur material capital expenditures or compliance costs during fiscal 2020 or fiscal 2021. In order to better understand your response, please tell us about your capital expenditures and compliance costs related to environmental initiatives (including quantification of amounts incurred) and explain how you assessed the materiality of these expenditures and costs. In addition, please tell us more about how you considered providing disclosure quantifying the estimated costs of achieving your carbon neutral goal and explain how you analyzed the materiality of these costs.
4. Your response to prior comment 5, which states that you do not currently believe that you are subject to material indirect consequences of climate-related regulations or business trends, appears to be conclusory in nature and does not provide an analysis of the factors listed in our comment. Please describe the indirect consequences you considered in your analysis and explain how you concluded they were not material.
5. Your response to prior comment 6 states that you have not experienced any material physical effects of climate changes on your operations or results. Please explain whether you have experienced physical effects of climate change on your operations or results and, if so, how you concluded that such effects have been, and are expected to continue to be, immaterial to your operations and results. As noted in our prior comment, quantify weather-related damages to your property or operations and discuss any weather-related impacts on the cost or availability of insurance.
       Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Mitchell Austin,
Staff Attorney, at (202) 551-3574 with any questions.



                                                           Sincerely,
FirstName LastNameNikesh Arora
                                                           Division of
Corporation Finance
Comapany NamePalo Alto Networks, Inc.
                                                           Office of Technology
October 27, 2021 Page 2
cc:       Jose F. Macias
FirstName LastName